Exhibit 4.1

SHARE BUYBACK AGREEMENT BETWEEN SANOFI AND L'OREAL

1.
BETWEEN

-Sanofi, a société anonyme, organized under the laws of France, with share capital of 2,526,245,442 euros, having its registered office in France at 46 avenue de la Grande Armée, Paris (75017), and registered with the Paris Trade and Companies Registry under number 395 030 844.
(hereinafter referred to as "Sanofi"),

AND
-L'Oréal, a société anonyme, organized under the laws of France, with share capital of €106,862,404.20, having its registered office in France at 14 rue Royale, 75008 Paris, France, and registered with the Paris Trade and Companies Registry under number 632 012 100.
(hereinafter referred to as "L'Oréal")

Sanofi and L'Oréal are hereinafter collectively referred to as the "Parties" and each individually as a "Party".

WHEREAS
(A)L'Oréal holds full registered ownership (pleine propriété au nominatif pur) of one hundred and eighteen million two hundred and twenty-seven thousand three hundred and seven (118,227,307) shares issued by Sanofi, representing 9.36% of the issued share capital and 16.62% of the voting rights of Sanofi, free from any Encumbrances (as this term is defined below) and of any third-party rights restricting their use, ownership or free negotiability.
(B)L'Oréal has expressed an interest in the sale of Sanofi shares representing a portion of its shares in Sanofi.
(C)In this context, Sanofi's Board of Directors appointed an ad hoc committee composed solely of independent directors to examine L'Oréal's expression of interest referred to in (B) above, and, on its recommendation, appointed Finexsi, represented by Mr. Olivier Peronnet and Mr. Olivier Courau, as an independent expert to prepare a report on the financial terms of a potential buyback by Sanofi of Sanofi shares.
(D)Given that L'Oréal holds more than 10% of Sanofi's voting rights, Sanofi's Board of Directors, at its meeting held on February 2, 2025, having considered the independent expert's report concluding that the Buyback Price (as defined below) is fair to Sanofi and its shareholders, authorized, under the regime of related-party agreements and in accordance with article L. 225-38 of the French Commercial Code, this agreement relating to the buyback by Sanofi of Sanofi shares from L'Oréal as part of the share buyback envelope approved by Sanofi's Annual General Meeting on April 30, 2024 (the "Buyback"). Mrs. Barbara Lavernos and Mr. Christophe Babule abstained from participating in the discussions or vote on the deliberations.
(E)In this context, the Parties have come together to enter into this agreement, setting forth the agreed terms of the Buyback (the "Agreement").
THEREFORE, THE PARTIES AGREE AS FOLLOWS:

1. - DEFINITIONS
Capitalized terms and expressions used in the Agreement shall have the meaning ascribed to them in this Article or in the other Articles of the Agreement.
"Affiliates"    means, with respect to a person or entity, any person or entity that, directly or indirectly, Controls or is Controlled by or is under the same Control as such person or entity.
"Agreement"     means this agreement, its Recitals and its Schedules.
"AMF"    means the French Financial Market Authority (Autorité des Marchés Financiers).
"Article"    means an article of the Agreement.
"Business Day"    means a day (except Saturday or Sunday) on which banks in France are generally open for ordinary banking business.
"Buyback Price"     has the meaning given to it in Article 3 of the Agreement.
"Buyback"    has the meaning given to it in paragraph (E) of the Recitals.
"Closing Date"    has the meaning given to it in Article 4 of the Agreement.
"Control"/"Controlled"    has the meaning given to it by article L. 233-3, paragraphs I and II of the French Commercial Code.
"Encumbrance"    means any option, pledge (nantissement or gage), mortgage (hypothèque), restriction or other security interest (sûreté) or privilege (privilège) of any nature whatsoever over the Shares and, more generally, any right in favour of a Third Party over the Shares.
"Law"    means, in France and abroad, any treaty, international convention, directive, regulation, law or other similar text, ordinance, decree, regulation or order, administrative decision of particular or general scope, enforceable administrative doctrine or other rule of general scope having binding force adopted by a regulatory or administrative authority, and in particular the AMF General Regulation as well as any recommendation, opinion, decision, instruction and position of the AMF.
"L'Oréal"    has the meaning given to it in the Recitals.
"Recitals"    means the recitals to the Agreement, which forms an integral part thereof.
"Sanofi"    has the meaning given to it in the Recitals.
"Schedule"    means an appendix to the Agreement, which forms an integral part thereof.
"Shares"    has the meaning given to it in Article 2 of the Agreement.
"Third Party"    means any entity other than L'Oréal or Sanofi.

2. - SHARE BUYBACK
L'Oréal shall sell, and Sanofi shall purchase, on the Closing Date, in accordance with the terms and conditions of the Agreement, twenty-nine million five hundred and fifty-six thousand six hundred and fifty (29,556,650) Sanofi shares (the "Shares") free from any Encumbrances, together with all rights attaching thereto.

3. - BUYBACK PRICE
The purchase price for all the Shares shall be two billion nine hundred and ninety-nine million nine hundred and ninety-nine thousand nine hundred and seventy-five euros (2,999,999,975€) (the "Buyback Price"), i.e. one hundred and one euros and fifty cents (€101.50) per Share. It will be payable in accordance with the provisions of Article 4.
To the extent required, it is reminded that L'Oréal will be entitled to all financial rights, distributions, dividends, interim dividends and other rights attached to the Shares from the date of execution of this Agreement until the Closing Date (as this term is defined below), whether arising from the current financial year or from retained earnings, reserves, premiums or other previously constituted equity items.

4. - TERMS OF PAYMENT OF THE BUYBACK PRICE AND TRANSFER OF THE SHARES
Completion of the Buyback will take place (i) on February 5, 2025, or (ii) on any other date agreed between the Parties (the "Closing Date").

The shares shall be sold over-the-counter off-market. Payment of the Buyback Price and the transfer of ownership and rights to the Shares will take place on the Closing Date, outside the central order book of Euronext Paris.
To this end, and unless otherwise agreed by the Parties, L'Oréal and Sanofi have appointed Uptevia as their joint investment services provider for the purposes of the Buyback, to carry out the matching of buy and sell offers for the Shares outside the central order book of Euronext Paris and to carry out the settlement of the Buyback, i.e. the transfer of (x) the Shares to a dedicated registered account (compte au nominatif pur) of Sanofi in consideration, under a Delivery Versus Payment procedure, of (y) the Buyback Price by wire transfer of immediately available funds to the bank account of L'Oréal, the details of which will have been communicated in advance to Sanofi in accordance with Article 7.1 and to Uptevia.
Unless otherwise agreed by the Parties, the sale of the Shares shall take place as follows: on the Closing Date, before nine o'clock (9:00) Paris time:
(i)L'Oréal will send, on behalf of both Parties, a joint letter of instruction to Uptevia, with a copy to Sanofi, in order to notify Uptevia of the sale of the Shares and to instruct Uptevia to transfer the Shares to a dedicated registered account of Sanofi, with settlement on the date of receipt of the joint letter of instruction; and

(ii)in consideration for the transfer of the Shares, Sanofi will pay the Buyback Price by transferring immediately available funds to Uptevia's bank account, the details of which will have been communicated to Sanofi and L'Oréal in advance.

All steps contemplated on the Closing Date will be deemed to be completed simultaneously, and no action or step will be deemed completed until all steps to be taken and all documents to be delivered on the Closing Date pursuant to the Agreement have been taken or delivered.

5. - REPRESENTATIONS AND WARRANTIES
The representations and warranties set forth in Articles 5.1 and 5.2 constitute the sole and exclusive representations and warranties given by Sanofi and L'Oréal in connection with the Buyback. They are valid as of the date of this Agreement and shall remain valid on the Closing Date.
5.1.Representations and warranties of L'Oréal
(a)L'Oréal has full capacity to enter into the Agreement, to perform its obligations under the Agreement and to benefit from the rights contained therein.

(b)L'Oréal is a legal entity duly organized and incorporated with the Paris Trade and Companies Registry, validly existing under French law.

(c)L'Oréal has full corporate power and has obtained all authorizations necessary to enter into the Agreement and to perform its obligations under the Agreement, and the person executing the Agreement in its name and on its behalf is duly authorized to represent it.

(d)The execution and performance of the Agreement and the performance of the obligations contemplated therein shall not constitute a breach of (i) any provision of L'Oréal's articles of association or the internal regulations of L'Oréal's board of directors, (ii) any Law applicable thereto, (iii) any judicial or arbitral decision, (iv) any other agreement to which L'Oréal is a party or by which it is bound, and which would be likely to have a significant adverse effect on its ability to perform its obligations under the Agreement.

(e)The Shares have been validly acquired or subscribed, are fully paid up and are (and will remain until the Closing Date), free from any Encumbrances and any third-party rights of a nature to restrict their use, ownership or free negotiability.

5.2.Representations and warranties of Sanofi
(a)Sanofi has full capacity to enter into the Agreement, to perform its obligations under the Agreement and to benefit from the rights contained therein.

(b)Sanofi is a legal entity duly organized and incorporated with the Paris Trade and Companies Registry, validly existing under French law.

(c)Sanofi has full corporate power and has obtained all authorizations necessary to enter into the Agreement and to perform its obligations under the Agreement, and the person executing the Agreement in its name and on its behalf is duly authorized to represent it.

(d)The execution and performance of the Agreement and the performance of the obligations contemplated therein shall not constitute a breach of (i) any provision of Sanofi’s articles of association or the internal regulations of Sanofi’s board of directors, (ii) any Law applicable thereto, (iii) any judicial or arbitral decision, (iv) any other agreement to which Sanofi is a party or by which it is bound, and which would be likely to have a significant adverse effect on its ability to perform its obligations under the Agreement.

6. - COVENANTS OF THE PARTIES
To the extent required, it is specified that each of the Parties will be responsible for any declaration it is required to make in the context of the Buyback in accordance with the applicable Laws and the articles of association of the Parties as published.

6.1.L'Oréal's undertaking
L'Oréal undertakes to hold the Shares until the Closing Date.

6.2.Sanofi's undertakings
Sanofi irrevocably undertakes:

(a)until the Closing Date, not to carry out any modification or transaction on its own shares (in particular a buyback) which would make it impossible to complete the Buyback on the Closing Date in accordance with the terms of the Agreement; and

(b)until the Closing Date, not to make any distributions of any kind whatsoever to its shareholders.

7. – MISCELLANEOUS PROVISIONS
7.1.Notices
All notices and communications required under the Agreement shall be deemed to have been duly delivered if delivered to the following addresses:

If to L'Oréal:

To the attention of:    Mr Alexandre Menais
Address:    L'Oréal, 41 rue Martre, 92117 Clichy cedex

with a copy (for information) to
To the attention of: Me Marie-Laurence Tibi
Address: Cleary Gottlieb Steen & Hamilton LLP, 2 rue Meyerbeer, 75009 Paris
E-mail: mtibi@cgsh.com

If to Sanofi:

To the attention of:    Mr. Roy Papatheodorou
Address:    Sanofi, 46 avenue de la Grande Armée, 75017 Paris

with a copy (for information) to:
To the attention of:    Me Olivier Assant
Address:    Bredin Prat, 53 Quai d'Orsay, 75007 Paris
E-mail:    olivierassant@bredinprat.com

or to any other address communicated by the addressees in accordance with the provisions of this Article. All notices or communications shall be made in writing and shall be (i) hand delivered with a receipt signed and dated by the addressee, or (ii) sent by registered mail with return receipt requested, or (iii) sent by email. They will be deemed to have been received on the date indicated on the receipt signed by the addressee in the case of hand delivery, on the date of the postmark if sent by registered mail, or on the date of dispatch in the case of email.

7.2.Entire Agreement
This Agreement, together with its Recitals and the Schedules represents the entire agreement between the Parties with reference to its purpose.

If at any time after the date hereof, any provision of this Agreement shall be held by a court of competent jurisdiction to be illegal, invalid or unenforceable, this shall not invalidate or affect the remaining provisions, and the Parties shall negotiate in good faith to replace the affected provision with another valid and enforceable provision having the same or similar effect to the original provision.

No modification or amendment of the Agreement shall be valid unless set forth in a written document signed by each of the Parties hereto. Any waiver of any term or condition of the Agreement shall be set forth in a written document signed by the waiving Party and shall specifically refer to the term or condition waived and the circumstances of such waiver. No waiver shall be deemed to constitute a waiver applicable either to other circumstances involving the same term or condition, or to any other term or condition of the Agreement.

7.3.Exclusive Termination Rights
Each Party irrevocably waives any right to unilaterally terminate this Agreement under article 1226 of the French Civil Code, as well as under article 1218 of the same code relating to the suspension of the Parties' obligations in the event of force majeure.

In addition, each of the Parties declares that no agreement or undertaking whatsoever was a determining condition of its consent to enter into this Agreement and, consequently, waives any right it may have under article 1186 of the French Civil Code to rely on the lapse of this Agreement due to the disappearance, for any reason whatsoever, of any other contract necessary for the performance of the operations covered by this Agreement.

7.4.Specific Performance
Without prejudice to the other sanctions provided for in article 1217 of the French Civil Code, the Parties agree that in the event of breach or non-compliance by one of them of its obligations hereunder, the other Party may require the specific performance in kind (exécution forcée en nature) of the Agreement in accordance with the provisions of articles 1221 and 1222 of the French Civil Code. Notwithstanding the provisions of article 1221 of the French Civil Code, the Parties expressly agree that the specific performance in kind of obligations under the Agreement may be required by either Party even in the event of a manifest disproportion between its cost for the debtor and its benefit for the creditor.

The Parties expressly waive their right to invoke the provisions of article 1195 of the French Civil Code and the unforeseeable circumstances regime provided for therein. They undertake to comply with their obligations hereunder even if the contractual balance is upset by circumstances that were unforeseeable when the Agreement was entered into, even if their performance proves excessively onerous, and to bear all the economic and financial consequences thereof.

The Parties will cooperate in good faith, by all means, in order to carry out the operations referred to in the Agreement, and will submit any documents or deeds deemed necessary by their respective counsel.

7.5.Indemnification
In the event of non-performance of the obligations incumbent on the Parties (in particular, settlement of the Buyback or delivery of the Shares), the defaulting Party shall indemnify the other Party for any prejudicial consequences for the latter.

7.6.Confidentiality
(a)Subject to the provisions of Article 7.6(c), the Parties shall treat as strictly confidential, in particular by restricting access only to employees or external advisors or controllers with a direct professional need, all information received or obtained from the other Party, directly or indirectly, in the context of the negotiation and/or performance of the Agreement, relating to:

(i)negotiations relating to the Agreement or any document referred to in the Agreement (including its Schedules);
(ii)the stipulations or purpose of the Agreement and the transaction to which it relates, and/or of any document referred to in the Agreement (including its Schedules);
(iii)the Parties and their respective Affiliates.

(b)The Parties may disclose confidential information to a Third Party in the event that such disclosure:

(i)is required by applicable law or regulation or for the purposes of any legal proceedings;
(ii)is required by a stock exchange or other administrative authority;

(iii)has received prior written authorization from the other Party; or
(iv)is required to enable a Party to enforce its rights or pursue any remedy, provided that such information is disclosed after consultation in good faith with the other Party with a view to limiting such disclosure, indicating the confidential nature of such information.

(c)This confidentiality obligation shall remain in force for a period of eighteen (18) months from this Agreement, and notwithstanding the failure to complete the Buyback and/or the lapse of the Agreement.

(d)Notwithstanding the foregoing, the content of any press release relating to the Agreement or to the transactions described therein shall be agreed between the Parties and shall be subject to the prior consent of each Party, with reasonable notice, which consent shall not be unreasonably withheld nor shall it prevent either Party from making public the information required to meet its obligations under applicable regulations.

7.7.Expenses
The Parties hereto shall bear their own costs incidental to the negotiation hereof or the completion of the Buyback, it being specified, however, that (x) the tax on financial transactions relating to the sale of the Shares shall be borne exclusively by Sanofi, and (y) the costs of the investment services provider designated in Article 4 of the Agreement shall be divided equally between Sanofi and L'Oréal.

7.8.Governing law and jurisdiction
This Agreement shall be governed by and construed in accordance with French law.

Any dispute arising out of or in connection with this Agreement shall be submitted to the exclusive jurisdiction of the Commercial Court of Paris.

7.9.Electronic signature
This Agreement shall be signed electronically by the Parties in accordance with the provisions of Articles 1366 et seq. of the French Civil Code, via the service provider DocuSign. Each Party acknowledges and accepts that the signature is made with full knowledge of the technology used, its terms and conditions and the laws relating to electronic signatures and, consequently, irrevocably and unconditionally waives any right to bring any claim and/or legal action, directly or indirectly, challenging the reliability of the said electronic signature system and/or to the proof of its intention to enter into this Agreement by electronic signature.

[Signature page follows.]

Signed electronically, on February 2, 2025.

_______________________ Sanofi Represented by François-Xavier Roger, Executive Vice-President, Chief Financial Officer	_______________________ L'Oréal Represented by Mr Christophe Babule Chief Financial Officer